NEWS RELEASE

Crosshair Appoints Key Executives

Dated: July 22nd, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) is pleased to announce the appointment of Mr. Mark Ludwig as Chief Operating Officer (U.S.) and Mr. Horace H. “Bevo” Beaven as Vice President, Corporate Communications.

Mr. Ludwig, PE, MBA has a Mining Engineering degree from the Colorado School of Mines and an MBA from Regis University. Prior to joining Crosshair, he was the Vice President of Operations of Neutron Energy. From 2005 to 2008 he was employed by Hecla Mining Company as a Senior Mining Engineer/Project Manager and later as Manager of Corporate Development.  From 1984 until 2005 he worked in various positions with BHP Billiton including as a Senior Project and Mining Engineer. Mr. Ludwig will be responsible for managing the operations at Crosshair’s uranium properties located in the United States and he will be based in Denver, Colorado.

Mr. Beaven has a BA in Journalism/Public Relations and Advertising from the University of Alabama and has held leadership positions providing marketing communications, public relations and investor relations services for national and international organizations. He has twelve years experience as an investor relations executive. He has conceived, planned and managed investor relations programs for dozens of public companies as Vice President and Senior Vice President at two respected national investor relations/public relations agencies—Metzger Associates Public Relations and CTA Integrated Communications and most recently as an independent public relations and corporate communications consultant. He has experience in raising equity financing, institutional investor and research analyst contacts, access to M&A opportunities, connections and access to major U.S. media outlets, experience managing financial road shows and general experience in performing IR functions for NYSE, NYSE AMEX, Nasdaq and TSX listed companies. Mr. Beaven will be responsible for investor and public relations for Crosshair, with a focus on the United States.

Crosshair has granted Mr. Ludwig, under the terms of its stock option plan, options to purchase up to 400,000 common shares at a price of $0.67 per share.  Crosshair has also granted Mr. Beaven options to purchase up to 250,000 common shares at a price of $0.67 per share.  The options are subject to vesting over a two year period and have an expiry date of July 20, 2016.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has exceeded the minimum mining threshold and with its in-situ mining potential, is designed for near term production. The CMB Uranium/Vanadium Projects are located in Labrador, Canada and have four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  Drilling programs are planned or underway for all these projects this summer.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things the exploration potential of the Company's properties and the production potential of Bootheel. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.